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Exhibit 99.8

news release

FALCONBRIDGE ANNOUNCES WEBCAST OF FIRST QUARTER 2006
FINANCIAL RESULTS CONFERENCE CALL

Toronto, March 27, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) announced today that it will webcast on a live, listen-only basis, its first quarter financial results conference call on Tuesday April 25, 2006 at 2:00 p.m. EDT. The results for the Company will be released via CCNMatthews on Tuesday April 25, 2006 before markets open.

During the meeting, senior management from the Company will review first quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Relations" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:

Tracey Wise
Director, Investor Relations
Falconbridge Limited
(416) 982-7178
tracey.wise@falconbridge.com

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Exhibit 99.8
FALCONBRIDGE ANNOUNCES WEBCAST OF FIRST QUARTER 2006 FINANCIAL RESULTS CONFERENCE CALL